UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.  )*

AdaptHealth Corp.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

00653Q102
(CUSIP Number)

Luke McGee c/o AdaptHealth Corp. 220 West Germantown Pike, Suite 250 Plymouth Meeting, PA 19462
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 7, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this statement on Schedule 13D (this “Schedule 13D”), and is filing this Schedule 13D because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. – 00653Q102
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Luke McGee
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,568,378 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,568,378 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,568,378 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.12% (1)
14	TYPE OF REPORTING PERSON IN
(1) Includes 224,121 shares of Class A Common Stock underlying warrants that are currently exercisable.

Item 1.	Security and Issuer.

This Schedule 13D relates to the Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”), of AdaptHealth Corp., a Delaware corporation (the “Issuer” or the “Company”). The principal executive offices of the Company are located at 220 West Germantown Pike, Suite 250, Plymouth Meeting, PA 19462.

Item 2.	Identity and Background.

(a) The person filing this Schedule 13D is Luke McGee (the “Reporting Person”).

(b) The principal business address of the Reporting Person is 220 West Germantown Pike, Suite 250, Plymouth Meeting, PA 19462.

(c) The Reporting Person is the Chief Executive Officer and a director of the Company.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was not or is not subject to a judgement, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 3, as applicable.

Item 4.	Purpose of Transaction.

The Reporting Person originally acquired units of AdaptHealth Holdings LLC, a Delaware limited liability company (“AdaptHealth Holdings”), for investment purposes and as part of his compensation as an officer of AdaptHealth Holdings.

On November 8, 2019, the Reporting Person and certain affiliates thereof acquired shares of Class A Common Stock, Class B Common Stock, par value $0.0001 per share (the “Class B Common Stock”), of the Company, units of AdaptHealth Holdings and warrants to acquire shares of Class A Common Stock (“Warrants”), in each case in connection with the consummation of the transaction (the “Business Combination”) pursuant to that certain Agreement and Plan of Merger, dated as of July 8, 2019 (as amended, the “Merger Agreement”), by and among the Company (which was formerly called DFB Healthcare Acquisitions Corp.), BM AH Holdings, LLC, a Delaware limited liability company, Access Point Medical, Inc., a Delaware corporation, DFB Merger Sub LLC, a Delaware limited liability company, AdaptHealth Holdings, AH Representative LLC, a Delaware limited liability company, and certain other owners of equity interests in AdaptHealth Holdings.

On December 7, 2020, the Reporting Person caused certain affiliates thereof to elect to exchange an aggregate of 4,136,235 shares of Class B Common Stock of the Company (along with an equal number of units of AdaptHealth Holdings) for Class A Common Stock pursuant to the terms of the Exchange Agreement (as defined in Item 6 below). In response to such election, the Company elected to deliver 2,823,427 shares of Class A Common Stock and an amount in cash in lieu of 1,312,808 shares of Class A Common Stock (at a price equal to $29.36 per share), in each case, pursuant to the terms of the Exchange Agreement.

The Reporting Person does not have any current plans or proposals that relate to or that would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)-(b) All percentages set forth in this Schedule 13D are based on 71,390,810 shares of Class A Common Stock known by the Reporting Person to be outstanding as of December 15, 2020 plus (y) the 224,121 shares of Class A Common Stock underlying warrants that are currently exercisable less (z) the 1,898,967 shares of Class A Common Stock repurchased by the Company pursuant to that certain Put/Call Option and Consent Agreement, dated as of May 25, 2020, by and among the Company, AdaptHealth Holdings and the other parties identified therein, as described in Exhibit 99.2 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 14, 2020.

The information set forth in Rows 7-13 of the Cover Page of this Schedule 13D is hereby incorporated herein by reference.

(c) Except as set forth in Item 4 of this Schedule 13D, the Reporting Person has not engaged in any transactions in the Company’s securities during the past 60 days.

(d) As of the date of this Schedule 13D, no person other than the Reporting Person is known to the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock covered by this Schedule 13D.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

(i) Exchange Agreement

Concurrently with the consummation of the Business Combination, the Company, AdaptHealth Holdings and members of AdaptHealth Holdings entered into an Exchange Agreement (the “Exchange Agreement”), providing that, subject to certain conditions and limitations, holders of units of AdaptHealth Holdings, other than the Company, have the right to exchange their units of AdaptHealth Holdings (and a corresponding number of shares of Class B Common Stock) for shares of Class A Common Stock at an exchange ratio of one share of Class A Common Stock for each unit of AdaptHealth Holdings (and corresponding share of Class B Common Stock) exchanged, subject to conversion rate adjustments for stock splits, stock dividends and reclassifications, among other things (subject to the Company’s right to elect to deliver cash in lieu of such shares of Class A Common Stock).

The foregoing description of the Exchange Agreement is a summary only and is qualified in its entirety by the terms and conditions of the Exchange Agreement, the form of which is filed as Exhibit 1 hereto.

(ii) Registration Rights Agreement

On July 1, 2020, the Company entered into an amended and restated registration rights agreement (the “Registration Rights Agreement”) with the Reporting Person and the other parties identified therein. The Registration Rights Agreement amended and restated a prior registration rights agreement pursuant to which the Company, among other things, agreed to register for resale (i) shares of Class A Common Stock issuable (a) pursuant to existing contractual obligations or (b) upon the future exercise of private placement warrants or the future exchange of common units representing limited liability company interests in AdaptHealth Holdings pursuant to certain contractual obligations, and (ii) shares of Class B Common Stock (collectively, “Registrable Securities”).

Pursuant to the Registration Rights Agreement, the Company is obligated to file a shelf registration statement registering the resale of all of the Registrable Securities. In addition, subject to certain requirements and customary conditions, the equityholders that are party thereto (the “Equityholders”) may demand, at any time or from time to time, that the Issuer file a registration statement on Form S-1, or any similar long-form registration statement, or if available, on Form S-3 to register the shares of the Class A Common Stock held by the Equityholders. The Registration Rights Agreement also provides the Equityholders with “piggy-back” registration rights, subject to certain requirements and customary conditions.

The foregoing description of the Registration Rights Agreement is a summary only and is qualified in its entirety by the terms and conditions of the Registration Rights Agreement, which is filed as Exhibit 2 hereto.

(iii) Voting Agreements

On December 1, 2020, the Reporting Person and certain of his affiliates entered into voting agreements (the “Voting Agreements”) with the Stockholder Representative (as defined below), pursuant to which such persons agreed to vote their shares of Class A Common Stock and Class B Common Stock in favor of the approval by the Company’s stockholders (the “Stockholder Approval”), as may be required by the Nasdaq Listing Rules, including pursuant to Nasdaq Rule 5635(a), of the removal of the conversion restrictions as will be applicable to the Series C Preferred Stock, par value $0.0001 per share, of the Company to be issued pursuant to the Agreement and Plan of Merger, dated as of December 1, 2020, by and among the Company, AeroCare Holdings, Inc., a Delaware corporation (“AeroCare”), AH Apollo Merger Sub Inc., a Delaware corporation and wholly-owned subsidiary of the Company, AH Apollo Merger Sub II Inc., a Delaware corporation and wholly-owned subsidiary of the Company, and Peloton Equity, LLC, a Delaware limited liability company, solely in its capacity as the representative, agent and attorney-in-fact of the AeroCare equityholders (the “Stockholder Representative”).

The foregoing description of the Voting Agreements is a summary only and is qualified in its entirety by the terms and conditions of the Voting Agreements, the form of which is filed as Exhibit 3 hereto and is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits.

Exhibit 1	Exchange Agreement, dated November 8, 2019, by and between the Company, AdaptHealth Holdings and certain members of AdaptHealth Holdings (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on November 14, 2019).

Exhibit 2	Amended and Restated Registration Rights Agreement, dated July 1, 2020, among the Company and the stockholders party thereto (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on July 2, 2020).

Exhibit 3	Form of Voting Agreement.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated: December 17, 2020

/s/ Luke McGee
Luke McGee